(SR TELECOM LOGO)
David L. Adams Sr VP Finance & CFO Tel: (514)335-4035 Fax: (514)956-4405 e:mail: DavidL_Adams@srtelecom.com

October 13, 2005

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Washington, D.C.
20549
USA

Dear Mr. Spirgel,

Re:	SR Telecom Inc.
Form 20F for the Fiscal Year Ended December 31, 2004 Filed May 2, 2005

Form 6K dated July 30, 2004 Filed August 2, 2004 File No. 000-50378

Thank you for your letter of September 28, 2005 with respect to our business dealings with Sudan.

While Sudan is currently subject to economic sanctions administered by the US Treasury Department's Office of Foreign Assets Control, Sudan is not currently subject to economic sanctions by Canada and as such, SR Telecom was able to contract with Sudatel, the largest telecommunications service provider in the country.

The contract that we were executing in 2003 and 2004 was a rural access program in the areas surrounding Khartoum, served by our SR 500 product line, produced in Canada. That contract has been concluded and our revenues to Sudan in 2005 were not material, at approximately 1% of consolidated revenue to date. We do not expect to have a material exposure to Sudatel in the near future, nor do we consider those contracts to be a material investment risk for our security holders.

We are not aware of any current material holdings in our securities by any state pension funds or other similar entities that would be affected by the referenced legislation.

We trust that this will be satisfactory for your purposes but should you have any questions or comments regarding our response, please do not hesitate to contact us directly.

Yours very truly,

/s/ David L. Adams

David L. Adams
Senior Vice-President Finance & CFO